

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece


03022573

F/DI: 154/15.4.2003

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.


SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of the announcement regarding executive appointments at our Internal Audit Department.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL



Enclosure
- Announcement

PUBLIC POWER CORPORATION SA

ANNOUNCEMENT

The Board of Directors' of PUBLIC POWER CORPORATION S.A. by its resolution No 68/28.3.2003, approved the appointment of Mrs. Thalia Ioannidou as director of PPC's Internal Audit Department. The other members of the department are Mr. C. Aivaliotakis, Mr. V. Karatzas, Mr. S. Tsirbas, and Mrs. Th. Tzima-Giza.

Re-sent copies of documents with the file number 82-34707
that was assigned to Public Power Corporation SA
as of March 5th, 2003
for submission Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 95 / 7.3.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of press release including our headline financial figures for 2002 based on International Accounting Standards as well as preliminary accounts for the period 1.1.2001 – 31.12.2002 based on Greek Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Press release
- Preliminary results (Greek GAAP)

FOR IMMEDIATE RELEASE Athens, 27 February 2003

PPC's restructuring leads to improved financial performance:

- **Revenues increased by 11.2% to Euro 3,437 million**
- **EBITDA increased by 16.7% to Euro 1,025 million**
- **Net income increased by 157.9% to Euro 216 million**

Note: Based on Unaudited Financial Statements under International Accounting Standards (IAS) including fixed assets revaluation and associated additional depreciation charges

2002 Highlights

- Total revenues increased by 11.2% to Euro 3,437 million, driven by a 3.7% consumption growth and the 3.6% and 3.85% tariff increases in July 2001 and July 2002 respectively.
  - Revenues include fees of Euro 59.4 million for services provided to the HTSO, which commenced in October 2002

- Total operating expenses (excluding depreciation and energy purchases) increased by 7.5% to Euro 2,247 million:
  - Payroll expenses have increased by 5.7% to Euro 1,009 million due to salary increases from the last collective agreement and a stricter capitalisation policy for certain payroll costs.
  - Fuel costs (oil and natural gas) decreased by 2.5% to Euro 730 million mainly due to a reduction in natural gas prices.
  - Energy purchases increased by 34.1% to Euro 165 million representing increased use of imports to substitute for more expensive local generation.
  - Other operating expenses increased by 31.6% to Euro 508 million mainly because of the HTSO introducing charges in October 2002 for using the transmission system (Euro 70.5 million) and an increase in doubtful account provisions related to the dispute with the Personnel Insurance Organisation (PIO) that is being explained below.

- EBITDA increased by 16.7% to Euro 1,025 million, driven by revenue growth and the lower increase of operating expenses. EBITDA margin for 2002 increased to 29.8% compared to 28.4% in 2001. EBITDA margin has been affected by the charges and revenues paid to and received from the HTSO, which commenced in October 2002, which makes it therefore not comparable to previous periods; the EBITDA margin excluding HTSO charges and revenues is 30.7%.

- As previously undertaken, PPC has proceeded with the revaluation of its fixed assets to reflect the results of the independent valuation study. Total depreciation in 2002 amounted to Euro 525 million, compared to adjusted depreciation for 2001 of Euro 535 million. 2001 Profit & Loss items have been adjusted to reflect the additional depreciation charges and to make them therefore comparable to 2002 results.

- 2002 EBIT amounted to Euro 500 million, an increase of 45.6% compared to the 2001 EBIT of Euro 343 million. 2002 EBIT margin increased to 14.5% compared to 11.1% in 2001. As mentioned before, following the fixed assets revaluation, EBIT and EBIT margins include full depreciation charges and are therefore not comparable to previously announced quarterly results.

- Financial expenses were reduced to Euro 157 million, a 25.2% decrease compared to Euro 210 million for 2001, mainly as a result of:
  - Lower net financial expenses of Euro 215 million compared to Euro 249 million in 2001 resulting from lower borrowing levels, as PPC's debt reduction programme continues, and decreased financing costs due to falling interest rates
  - Foreign currency gains of Euro 43 million in 2002 compared to gains of Euro 8 million in 2001, reflecting mainly gains from the depreciation of the Yen vs the Euro.

- Pre-tax profits grew by 157.9% to Euro 343 million reflecting mainly the strong EBIT increase and the containment of financial expenses, while net income amounted to Euro 216 million, representing an 157.9% increase compared to 2001.

FOR IMMEDIATE RELEASE Athens, 27 February 2003

- Net debt decreased to Euro 4,194 million (a reduction of Euro 572 million compared to year end 2001) reflecting PPC's positive free cash flow and its continuing efforts to reduce debt. PPC is on target towards achieving a debt:equity ratio of 1:1 by 2005; this ratio now stands at 1.3:1

- Capital expenditure for 2002 amounted to Euro 637 million compared to Euro 823 million in 2001.

- Total equity in 2002 increased to Euro 3,189 million compared to Euro 462 million in 2001. This increase is predominantly due to the fixed assets revaluation mentioned before. As discussed in the 9M02 results press release, PPC felt prudent to book a provision following a dispute with the Personnel Insurance Organisation (PIO) regarding the obligation to supply electricity to PPC's pensioners at reduced prices. The outcome of this dispute is still uncertain. In these circumstances, PPC has decided to book a provision for the full amount of the present value of this potential exposure that has been actuarially estimated at Euro 217 million. In addition a provision for doubtful accounts of Euro 38 million has also been booked. Of the total provisions of Euro 255 million, an amount of Euro 138 million has been booked against equity reserves, Euro 91 million has been booked as a deferred tax asset and Euro 26 million has been booked against the Profit & Loss account.

- Current headcount decreased to 28,698 compared to 29,487 employees at 31st December 2001

Summary Financials (Unaudited IAS, Euro million)

Summary Profit & Loss	**2002**	**2001(A)**	**2002 vs 2001(%)**
Total Revenues	3,437	3,091	11.2
Total Operating Expenses (excl. depreciation)	2,412	2,213	9.0
– Total Payroll Expenses	1,009	955	5.7
– Total Fuel Expenses	730	749	(2.5)
– Energy Purchases	165	123	34.1
– Other Operating Expenses	508	386	31.6
EBITDA	1,025	878	16.7
EBITDA margin (%)	*29.8*	*28.4*	
Depreciation & Amortisation	525[1]	535	(1.9)
Profit from Operations (EBIT)	500	343	45.6
EBIT margin (%)	*14.5*	*11.1*	
Total Financial Expenses	157	210	(25.2)
– Net Financial Expenses	215	249	(13.7)
– Foreign Currency Gains/ (Losses)	43	8	437.5
– Other Income	15	31	(51.6)
Pre-Tax Profits	343	133	157.9
Net income	216	84	157.9
EPS (in Euro)	0.93	0.38	144.6

Notes:
[1] Includes additional depreciation charges of Euro 234 million following the fixed assets revaluation which was posted as of 31 Dec. 2002
(A) As adjusted.

Summary Balance Sheet & Capex	**2002**	**2001**	**2002 vs 2001(%)**
Net Debt	4,194	4,766	(12.0)
Total Equity	3,189	462	590.3
Capital Expenditure	637	823	(22.6)

- Tellas, the fixed-line telecoms joint venture of Wind and PPC, launched operations on 3rd February 2003 with a positive market reception to date. Tellas plans to achieve a market share of c. 16% by 2005.

FOR IMMEDIATE RELEASE Athens, 27 February 2003

Public Power Corporation's Chief Executive Officer, Stergios Nezis, said:
"I am very pleased to announce that our restructuring programme continues to bear fruit and its results are reflected in PPC's solid financial performance in 2002. Revenues increased by 11.2% to Euro 3,437 million while EBITDA increased by 16.7% to Euro 1,025 million. Income before taxes increased by 157.9% to Euro 343 million. This includes additional depreciation of 234 Euro million from the fixed assets revaluation to reflect the results of an independent valuation of PPC's fixed assets. Based on our strong financial performance we intend to propose a dividend of 50 Euro cents per share for the year 2002. For 2003 we aim to maintain our focus on delivering further improvements through our on-going restructuring programme."

For further information, please contact:
Gregoris Anastasiadis, Chief Financial Officer, Public Power Corporation, Tel.: +30 210 522 5346.

PUBLIC POWER CORPORATION S.A.

CONDENSED BALANCE SHEET AS AT DECEMBER 31, 2002

ACCOUNTING PERIOD 1/1/2001 - 12/31/2002

(Amounts in thousands Euro)

	Dec 31, 2002
ASSETS	
B. INSTALLATION COSTS	22.775
Less: Accumulated depreciation	20.556
Net book value	2.219
C. FIXED ASSETS	
I, II. INTANGIBLE & TANGIBLE ASSETS	16.438.716
Less: Accumulated depreciation and amortization	7.383.980
Net book value	9.054.736
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	33.427
TOTAL FIXED ASSETS	9.088.163
D. CURRENT ASSETS	
I. Inventories	563.437
II. Customers	359.585
II. Other Receivables	230.858
III. Marketable Securities	9.094
IV. Cash at Banks and in Hand	23.890
TOTAL CURRENT ASSETS	1.186.864
E. PREPAYMENTS AND ACCRUED INCOME	241.420
TOTAL ASSETS	10.518.666
DEBIT MEMO ACCOUNTS	2.212.133

LIABILITIES & SHAREHOLDERS' EQUITY

	Dec 31, 2002
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT	
I. Share capital	1.067.200
II. Share Premium	115.754
III. Revaluation reserves & investment grants	1.197.782
IV. Reserves	519.501
Special reserve, Law 2941/01	1.408.382
Result for the period before tax	430.319
TOTAL SHAREHOLDERS' INVESTMENTS	4.738.938
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	501.934
C. LIABILITIES	
I. Long term liabilities	
Bonds and bank loans	3.377.534
Other long term liabilities	344.434
	3.721.968
II. CURRENT LIABILITIES	
Suppliers	138.139
Bonds and bank loans, short term portion	749.994
Taxes, duties and social security funds	111.494
Other liabilities	447.495
	1.447.122
TOTAL LIABILITIES	5.169.090
D. ACCRUALS AND DEFERRED INCOME	108.704
TOTAL LIABILITIES	10.518.666
CREDIT MEMO ACCOUNTS	2.212.133

	Dec 31, 2002
Sales	6.497.030
Less: Cost of sales	3.930.059
Gross operating results	2.566.971
Plus: other operating income	196.276
Total	2.763.247
Less: Administrative expenses	308.916
Research and development costs	58.681
Selling expenses	1.533.504
Subtotal	862.146
Less: Financial expenses, net	444.469
Total operating profit	417.677
Plus: Extraordinary income	231.777
Less: Extraordinary expenses	210.060
Less: Depreciation not included in operating expenses	9.075
RESULT FOR THE PERIOD BEFORE TAX	430.319

Athens, February 27, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. V. PAPOYLIAS	**ST. NEZIS**	**EL. EXAKOYSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC S.A.

1. Under Law 2773/1999, PPC was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year, to which the above financial statements refer to, began on January 1st 2001 and ended on December 31, 2002. In the absence of a corresponding prior fiscal year, no comparative statements, as provided by Article 4, para. 2 of Presidential Decree (PD) 360/85, are presented.

2. The initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001, the share capital increased through the issuance of 12.000.000 new common registered shares of GRD 1.000 par value each. These new shares issued, were offered to the public and the resulted share premium of GRD 39.443.233.109 was recorded in a

separate account in shareholders' equity. At June 6, 2002, the Shareholders' Special General Assembly approved the conversion of the Company's share capital and of the nominal value of the shares from GRD to Euro. Thus, the Company's share capital amounted to Euro 679.760.000, divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value, resulted in a reduction of the Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in equity under a special reserve account, to be capitalized in a future share capital increase.
Following a decision dated 15 and 22 November 2002 of the Shareholders' Special General Assembly, the Company's share capital was increased by Euro 387.440.000,00 through the capitalization the revaluation surplus, according to L. 2065/92, the capitalization of the amount recorded in equity from the conversion of the Company's share capital from GRD to Euro and by offsetting losses incurred in 1993 and 2000. Accordingly, the nominal value of the shares was increased by Euro 1,67 each. The Company's share capital, therefore, on December 31, 2002 amounted to Euro 1.067.200.000,00 divided into 232.000.000 common registered shares of Euro 4,60 par value each.

3. The Company's Board of Directors, with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share. The total amount of the interim dividend of Euro 88.160.000 is included in «Other Receivables».

4. In accordance with the provisions of article 10 of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write – downs relating to periods prior to their transformation into societe anonyme in a separate account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of fixed assets at fair market values as further discussed in Note 5, below. The debit balance of this account at December 31, 2002, which was offset with the revaluation surplus, which is mentioned in note 5 below, totalled approximately Euro 1.520 million.

5. In accordance with the provisions of Art. 10 of Law 2941/2001, the Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Based on the Law 2941/2001, the results of the above appraisal were recorded in the Company's books in its first fiscal year, following its transformation into a societe anonyme. The result of the above mentioned appraisal was the increase of the book value as well as of the fixed assets accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001), reduced by the balance of the special account mentioned in Note 4 above.

6. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organisation (PPC – PIO), which is responsible, effective as of January 1, 2000 for the pension, medical and other benefit plans of the Company's employees and pensioners, has not yet been finalised.

7. According to opinions obtained from PPC's Legal Counsel, PPC claims from PPC – PIO the amount of approximately Euro 38 million which represents the subsidization of the energy being supplied to PPC - PIO beneficiaries, for the period 1.1.2000 – 31.12.2002. PPC – PIO does not accept this charge, as it considers the above subsidization as an obligation of PPC. The Company, for prudence purposes and without waiving its claim for the collection of the above amount or the determination that the subsidy is the responsibility of PPC – PIO and based on an actuarial study, has determined and accounted for a provision concerning the subsidization of the energy being supplied to PPC – PIO beneficiaries. Such liability, on an actuarially determined basis at December 31, 2002 was approximately Euro 217 million. The Company recorded in its financial statements, at 31st December 2002, the above mentioned liability in two parts: a) the amount of approximately Euro 203 million as a direct charge against equity and in particular the special reserve based upon the provisions of Law 2941/2001 (note 4 above) and b) the amount of approximately Euro 14 million as a charge against the profit and loss account.

8. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 827 million at December 31, 2002, representing the net book value of customers' contributions in the construction cost of the Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

9. During the year 2002, the Company proceeded with further analysis and update of its Fixed Assets Register, a process which has been mostly completed to its greatest extent. The part of the updating process, which is still in progress, concerns mainly the Distribution Network, located all over the country and representing approximately 24% of the company's total fixed assets' net book value. Due to the special nature of these fixed assets (almost 200.000 kilometres of cables) the relevant analysis and updating, are expected to be completed until the publication of the Financial Statements to be issued according to the provisions of Codified Law 2190/1920. Up to the date of the publication of the above condensed financial statements, differences which arose from the updating of the Fixed Assets Register, amounting to Euro 6,2 million, were recorded in the Special Account referred to in Note 4.

10. There are no mortgages on the Company's fixed assets.

11. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at December 31, 2002.

12. Adequate accruals were recorded for all costs relating to the period.

13. Capital expenditure for the period totalled approximately Euro 1.459 million

14. Adequate provisions have been established for all known litigation

15. The Company employs 28.960 people of which 165 people have been seconded to the Hellenic Transmission System Operator (HTSO).

16. From the increase of the Company's share capital with cash which was in accordance with Minutes 3/22.11.2001 of the Shareholder's Special Assembly and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, the net capital proceeds amounted to Euro 141.895.836,12 (Gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28 Euro).
    The use of the aforesaid net capital proceeds was completed at June 12, 2002 and the relative table of allocation of funds was published on August 30, 2002 in the newspapers "TA NEA" and "EXPRESS"

17. The main activity of the Company, in accordance with the STAKOD classification Code 91, is classified in the activity code No 401.0 "Generation and distribution of electricity".

AUDITORS REPORT
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed financial statements of PUBLIC POWER CORPORATION S.A. for the period from January 1, 2001 to December 31, 2002 are free from material misstatements that could affect the Company's financial position and results of operations.

We were provided with the accounting records maintained by the Company, the information and explanations we requested as well as the results of operations of the Company's branches. The Company correctly applied the Greek General Chart of Accounts and the cost of production was determined using the generally accepted costing principles.

From our audit, the following matters came to our attention:

1. As further discussed in Note 9 to the condensed financial statements, during 2002, the Company proceeded with the more detailed analysis and updating of its fixed assets register. This process has been substantially completed, with the exception of the Distribution Network for which the related process is expected to be completed by the date that the final financial statements will be published. As a result, our tests to verify the related accounts to a physical count, on a test basis, did not include the Distribution Network.

2. The account "Various Debtors" includes a receivable of Euro 38 million from PPC Personnel Insurance Organization (PPC-PIO), relating to the subsidization of the energy being supplied to PPC-PIO beneficiaries (Note 7 to the condensed financial statements). The Company, following the written rejection by PIO of its request for the settlement of the above amount, recorded a provision of approximately Euro 18 million, to cover the possible loss from the non-collection of the amount. The final outcome of the dispute with PIO will determine the necessity and the adequacy of the above provision.

3. As further discussed in Note 7 to the condensed financial statements, the Company, in September 2002, for prudence purposes, has determined and accounted for the present value of the liability relating to the subsidization of the energy being supplied to PPC-PIO beneficiaries. Such liability, on an actuarially determined basis, at December 31, 2002, amounted to approximately Euro 217 million. The Company, making use of the provisions of article 10 of law 2941/2001, accounted for the above liability as follows: (a) the amount of Euro 203 million, relating to periods up to December 31, 2000, was recorded directly to equity by debiting the special account provided by law 2941/2001 and (b) the amount of Euro 14 million was recorded in the statement of income. The final outcome of the dispute with PIO will determine the necessity or not of the above provision.

4. The Company has been audited by the Tax Authorities until December 31, 2000 and, as a result, remains contingently liable for additional taxes and penalties relating to the period from January 1, 2001 to June 30, 2002.

Based on the audit we performed, we verified that the above mentioned condensed financial statements, which result from the Company's accounting books and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the Company's financial position at December 31, 2002 and its results of operations for the twenty-four month period then ended, in accordance with the prevailing regulations and the Company's accounting principles which do not differ from those applied in the prior corresponding period.

It should be noted that the above report has been prepared to meet the requirements of article 90 of law 2533/1997 and does not substitute the report required by the provisions of article 37 of law 2190/1920. Accordingly, certain amounts included in the above, condensed financial statements may differ from those that will be included in the financial statements that will be published with the report mentioned above.

Athens, February 27, 2003

The Certified Auditor Accountant

Spyros Lorentziadis
ICAA No. 12731
ARTHUR ANDERSEN
CERTIFIED AUDITORS ACCOUNTANTS S.A.

The Certified Auditor Accountant

Dimitris Constantinou
ICAA No. 16201
ERNST & YOUNG (GREECE)
CERTIFIED AUDITORS ACCOUNTANTS S.A.

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2002

ACCOUNTING PERIOD 1/1/2001 - 12/31/2002

(Amounts in thousands Euro)

	Dec 31, 2002
ASSETS	
B. INSTALLATION COSTS	23.088
Less: Accumulated depreciation	20.648
Net book value	2.440
C. FIXED ASSETS	
I, II. INTANGIBLE & TANGIBLE ASSETS	16.438.811
Less: Accumulated depreciation and amortization	7.384.039
Net book value	9.054.772
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	29.249
TOTAL FIXED ASSETS	9.084.021
D. CURRENT ASSETS	
I. Inventories	563.437
II. Customers	359.585
II. Other Receivables	230.971
III. Marketable Securities	11.994
IV. Cash at Banks and in Hand	25.507
TOTAL CURRENT ASSETS	1.191.494
E. PREPAYMENTS AND ACCRUED INCOME	241.420
TOTAL ASSETS	10.519.375
DEBIT MEMO ACCOUNTS	2.212.283

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 31, 2002
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT	
I. Share capital	1.067.200
II. Share Premium	115.754
III. Revaluation reserves & investment grants	1.197.782
IV. Reserves	519.501
Special reserve, Law 2941/01	1.408.382
Subsidiaries' previous year results	-1.252
Result for the period 1.1.01 - 12.31.02 before tax	431.570
TOTAL SHAREHOLDERS' INVESTMENTS	4.738.937
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	501.934
C. LIABILITIES	
I. Long term liabilities	
Bonds and bank loans	3.377.534
Other long term liabilities	344.434
	3.721.968
II. CURRENT LIABILITIES	
Suppliers	138.719
Bonds and bank loans, short term portion	749.998
Taxes, duties and social security funds	111.504
Other liabilities	447.610
	1.447.831
TOTAL LIABILITIES	5.169.799
D. ACCRUALS AND DEFERRED INCOME	108.705
TOTAL LIABILITIES	10.519.375
CREDIT MEMO ACCOUNTS	2.212.283

	Dec 31, 2002
Sales	6.497.030
Less: Cost of sales	3.930.059
Gross operating results	2.566.971
Plus: other operating income	196.276
Total	2.763.247
Less: Administrative expenses	310.391
Research and development costs	58.681
Selling expenses	1.533.504
Subtotal	860.671
Less: Financial expenses, net	441.738
Total operating profit	418.933
Plus: Extraordinary income	231.777
Less: Extraordinary expenses	210.065
Less: Depreciation not included in operating expenses	9.075
RESULT FOR THE PERIOD BEFORE TAX	431.570

Athens, February 27, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. V. PAPOYLIAS	**ST. NEZIS**	**EL. EXAKOYSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC GROUP

1. The December 31, 2002 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries a) KOZEN HELLAS S.A. b) PPC Renewable Sources S.A. and c) PPC Telecommunications S.A.

2. Under Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a societe anonyme. Its first fiscal year, to which the above financial statements refer to, began on January 1st 2001 and ended on December 31, 2002. In the absence of a corresponding prior

fiscal year, no comparative statements, as provided by Article 4, para. 2 of Presential Decree (PD) 360/85, are presented.

3. The Parent Company's initial share capital was set at GRD 220 billion, consisting of 220 million common registered shares of GRD 1.000 par value each. In December 2001 the share capital increased through the issuance of 12.000.000 new common registered shares of GRD 1.000 par value each. These new shares issued were offered to the public and the resulted share premium of GRD 39.443.233.109 was recorded in a separate account in shareholder's equity. At June 6, 2002 the Shareholders' Special General Assembly approved the conversion of the Parent Company's share capital and of the nominal value of the shares from GRD to Euro. Thus the Parent Company's share capital amounted to Euro 679.760.000 divided into 232.000.000 common shares of Euro 2,93 par value each. The rounding of the share's nominal value resulted in a reduction of the Parent Company's share capital by Euro 1.091.063,83. The amount of Euro 1.091.063,83 was recorded in equity under a special reserve account to be capitalized in a future share capital increase.
Following a decision dated 15 and 22 November 2002 of the Shareholders' Special General Assembly, the Parent Company's share capital was increased by Euro 387.440.000,00 through the capitalization of the revaluation surplus, according to L. 2065/92, the capitalization of the amount recorded in equity from the conversion of the Parent Company's share capital from GRD to Euro and by offsetting losses incurred in 1993 and 2000. Accordingly, the nominal value of the shares was increased by Euro 1,67 each. The Parent Company's share capital, therefore, on December 31, 2002 amounted to Euro 1.067.200.000,00 divided into 232.000.000 common registered shares of Euro 4,60 par value each.

4. The Parent Company's Board of Directors with its decision dated April 23, 2002 approved the payment of an interim dividend of Euro 0,38 per share. The total amount of the interim dividend of Euro 88.160.000 is included in «Other Receivables».

5. In accordance with the provisions of article 10 of Law 2941/2001, societes anonymes established through the transformation of State owned corporations, record various liabilities, provisions and write – downs relating to periods prior to their transformation into societe anonyme in a special account in shareholder's equity, which will be offset with the revaluation surplus that will result from the presentation of fixed assets at fair market values as further discussed in Note 6, below. The debit balance of this account at December 31, 2002 which was offset with the revaluation surplus, which is mentioned in note 6 below, totalled approximately Euro 1.520 million.

6. In accordance with the provisions of Art. 10 of Law 2941/2001, the Parent Company engaged an independent firm of appraisers to conduct a valuation of its fixed assets as of December 31, 2000. Based

on the Law 2941/2001 the results of the above appraisal were recorded in the Parent Company's books in its first fiscal year, following its transformation into a societe anonyme. The result of the above-mentioned appraisal was the increase of the book value as well as of the fixed assets accumulated depreciation, by approximately Euro 5.506 million and Euro 2,577 million, respectively. The resulting surplus of approximately Euro 2,929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001), reduced by the balance of the special account mentioned in Note 5 above.

7. The final clearance and reconciliation of the balances included in PPC's financial statements of the PPC Personnel Insurance Organisation (PPC – PIO), which is responsible, effective as of January 1, 2000, for the pension, medical and other benefit plans of the Company's employees and pensioners has not been finalised.

8. According to opinions obtained from PPC's Legal Counsel, PPC claims from PPC – PIO the amount of approximately Euro 38 million which represents the subsidization of the energy being supplied to PPC - PIO beneficiaries, for the period 1.1.2000 – 31.12.2002. PPC – PIO does not accept this charge, as it considers the above subsidization as an obligation of PPC. The Parent Company, for prudence purposes and without waiving its claim for the collection of the above amount or the determination that the subsidy is the responsibility of PPC – PIO and based on an actuarial study, has determined and accounted for a provision concerning the subsidization of the energy being supplied to PPC – PIO beneficiaries. Such liability on an actuarially determined basis at December 31,2002 was approximately Euro 217 million. The Parent Company recorded in its financial statements, at 31st December 2002, the above mentioned liability in two parts: a) the amount of approximately Euro 203 million as a direct charge against equity and in particular the special reserve based upon the provisions of Law 2941/2001 (note 5 above) and b) the amount of approximately Euro 14 million as a charge against the profit and loss account.

9. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 827 million at December 31, 2002, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

10. During the year 2002, the Parent Company proceeded with the further analysis and update of its Fixed Assets Register, a process which has been mostly completed to its greatest extent. The part of the updating process, which is still in progress, concerns mainly the Distribution Network, located all over the country and representing approximately 24% of the company's total fixed assets' net book value. Due to the

special nature of these fixed assets (almost 200.000 kilometres of cables) the relevant analysis and updating, are expected to be completed until the publication of the Financial Statements to be issued according to the provisions of Codified Law 2190/1920. Up to the date of the publication of the above condensed financial statements, differences which arose from the updating of the Fixed Assets Register, amounting to Euro 6,2 million, were recorded in the Special Account referred to in Note 5.

11. There are no mortgages on the Parent Company's fixed assets.

12. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at December 31, 2002.

13. Adequate accruals were recorded for all costs relating to the period.

14. Capital expenditure for the period totalled approximately Euro 1.459 million

15. Adequate provisions have been established for all known litigation

16. The Group employs 28.961 people of which 165 people have been seconded to the Hellenic Transmission System Operator (HTSO).

17. From the increase of the Company's share capital with cash which was in accordance with Minutes 3/22.11.2001 of the Shareholder's Special Assembly and decision 5/231/23.11.2001 of the Capital Market Committee's Board of Directors, the net capital proceeds amounted to Euro 141.895.836,12 (Gross capital proceeds of Euro 150.970.603,40 less expenses of 9.074.767,28 Euro).
The use of the aforesaid net capital proceeds was completed at June 12, 2002 and the relative table of allocation of funds was published on August 30, 2002 in the newspapers "TA NEA" and "EXPRESS"

AUDITORS REPORT
(FREE TRANSLATION OF THE GREEK ORIGINAL)

To the Board of Directors of
PUBLIC POWER CORPORATION S.A.

We have performed the audit required by Art. 6 of Presidential Decree 360/1985 as amended by Art. 90 of Law 2533/97 and in accordance with the auditing standards of the Institute of Certified Public Accountants in Greece and the audit procedures we considered necessary in order to obtain reasonable assurance as to whether the condensed consolidated financial statements of PUBLIC POWER CORPORATION S.A. ("Parent company") for the period from January 1, 2001 to December 31, 2002 are free from material misstatements that could affect the Company's consolidated financial position and the consolidated results of operations of the Parent company and its subsidiaries ("Company") included in the consolidation.

We did not perform any audit on the financial statements of the subsidiaries included in the consolidation representing 0.3% and 0.00% of the consolidated assets and turnover, respectively. The related auditors' reports were not available by the date the above condensed consolidated financial statements were finalized.

From our audit, the following matters came to our attention:

1. As further discussed in Note 10 to the condensed financial statements, during 2002, the Parent Company proceeded with the more detailed analysis and updating of its fixed assets register. This process has been substantially completed, with the exception of the Distribution Network for which the related process is expected to be completed by the date that the final financial statements will be published. As a result, our tests to verify the related accounts to a physical count, on a test basis, did not include the Distribution Network.

2. The account "Various Debtors" includes a receivable of Euro 38 million from PPC Personnel Insurance Organization (PPC-PIO), relating to the subsidization of the energy being supplied to PPC-PIO beneficiaries (Note 8 to the condensed financial statements). The Parent Company, following the written rejection by PIO of its request for the settlement of the above amount, recorded a provision of approximately Euro 18 million, to cover the possible loss from the non-collection of the amount. The final outcome of the dispute with PIO will determine the necessity and the adequacy of the above provision.

3. As further discussed in Note 8 to the condensed financial statements, the Parent Company, in September 2002, for prudence purposes, has determined and accounted for the present value of the liability relating to the subsidization of the energy being supplied to PPC-PIO beneficiaries. Such liability, on an actuarially determined basis, at December 31, 2002, amounted to approximately Euro 217 million. The Parent Company, making use of the provisions of article 10 of law 2941/2001, accounted for the above liability as follows: (a) the amount of Euro 203 million, relating to periods up to December 31, 2000, was recorded directly to equity by debiting the special account provided by law 2941/2001 and (b) the amount of Euro 14 million

was recorded in the statement of income. The final outcome of the dispute with PIO will determine the necessity or not of the above provision

4. The Parent company has been audited by the Tax Authorities until December 31, 2000, while its subsidiaries have not been audited by the tax authorities since inception and, as a result, remain contingently liable for additional taxes and penalties relating to the periods not audited by the tax authorities.

Based on the audit we performed, we verified that the above mentioned consolidated condensed financial statements, have been prepared in accordance with the provisions of Law 2190/1920 and, after taking into consideration the matters discussed above as well as the Company's Notes, do not include misstatements that could significantly affect the consolidated financial position of the companies included in the consolidation at December 31, 2002 and consolidated results of operations for the twenty-four month period then ended, in accordance with the prevailing regulations and the Parent company's accounting principles which have generally been accepted.

It should be noted that the above report has been prepared to meet the requirements of article 90 of law 2533/1997 and does not substitute the report required by the provisions of article 100 of law 2190/1920. Accordingly, certain amounts included in the above, condensed financial statements may differ from those that will be included in the financial statements that will be published with the report mentioned above.

Athens, February 27, 2003

The Certified Auditor Accountant	The Certified Auditor Accountant
Spyros Lorentziadis ICAA No. 12731 ARTHUR ANDERSEN CERTIFIED AUDITORS ACCOUNTANTS S.A.	Dimitris Constantinou ICAA No. 16201 ERNST & YOUNG (GREECE) CERTIFIED AUDITORS ACCOUNTANTS S.A.



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 96 / 11.3.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a change in the equity stakes owned by the Hellenic Republic as a shareholder of PPC SA.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice

Equity Stakes

PPC SA notices that, the Hellenic Republic announced its letter addressed to the Athens Stock Exchange dated 7/3/2003, by which the change in the equity stakes owned by the Hellenic Republic as a shareholder is illustrated fully below:

Over the counter transfer of 8,838,670 shares (percentage 3.81%) in the ownership of the Hellenic Republic to PPC's Personnel Insurance Organization (PIO-PPC), pursuant to number 2/76233/0025/6.3.2003 decision of the Minister of Economy and Finance.

Listed Company Concerned: PPC S.A.
Announcing Party: The Hellenic Republic
Security type: Shares with voting rights
Percentage Change: Directly
Percentage of Voting Rights: Before the change: 71.22%, After the change: 67.41%
Number of Shares with Voting rights: Before the change: 165,229,418
After the change: 156,390,748
Percentage of Share Capital: Before the change: 71.22%, After the Change: 67.41%
Total Number of Shares per Share type: 232,000,000
Date of Transaction: 6 Jan. 2003
Date of announcement of the Transaction to the Party concerned: 6 Jan. 2003
Date of announcement of the Transaction to the ASE: 7 Jan. 2003


ΔΕΗ

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 102 / 12.3.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a disclosure of Interest in PPC's shares (notified by Fidelity Management & Research Company) owned by Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice

Equity Stakes
PPC SA notices that, *Fidelity Management & Research Company* notified by its letter dated 4/3/2003, the following disclosure of Interest in PPC's shares, pursuant to the EC Directive 88/627 and according to the Greek PD51/92:

Listed Company Concerned: PPC S.A.
Announcing Party: Legal Entity: Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.
Security type: Shares with voting rights: ordinary shares
Percentage Change: Directly 5%
Percentage of Voting Rights: Before the change: 4.99%, After the change: 5.02%
Number of Shares with Voting rights: Before the change: 11,575,307 After the change: 11,647,277
Percentage of Share Capital: Before the change: 4.99%, After the Change: 5.02%
Total Number of Shares per Share type: 11,647,277
Date of Transaction: 3 March 2003
Date of announcement of the Transaction to the Party concerned: 4 March 2003
Date of announcement of the Transaction to the ASE: 4 March 2003